Exhibit 1

FOR IMMEDIATE RELEASE	13 July 2012

WPP PLC (“WPP”)

Kantar completes the acquisition of a majority stake

in Press Index S.A. in France

WPP announces that its wholly-owned operating network Kantar, the information, insight and consultancy group, has completed its acquisition of 1,446,139 shares, representing 87.76% of the share capital of Press Index (NYSE Alternext: ALPRI) (“Press Index”).

As a next step, Kantar will launch a simplified cash public tender offer to purchase the remaining outstanding shares of Press Index. If, at the end of the public tender offer, the non-tendered shares represent less than 5% of the share capital of Press Index, Kantar intends to implement a squeeze-out procedure.

This investment continues WPP’s strategy of investing in important markets and sectors and its commitment to developing its strategic networks throughout Europe. Collectively, WPP companies employ nearly 5,000 people in France (including associates) with revenues of approximately US$850 million. On this basis, France is WPP’s seventh largest market.

Contact:

Feona McEwan,

WPP

+44 (0)20 7408 2204